Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 39-A-VI dated February 22, 2010	Term Sheet to Product Supplement No. 39-A-VI Registration Statement No. 333-155535 Dated May 12, 2010; Rule 433

Structured Investments	$ Upside Knock-Out Buffered Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund due May 18, 2012

General

  The notes are designed for investors who seek a return of 1.35 times the appreciation of the iShares® MSCI Emerging Markets Index Fund, up to a maximum return on the notes of at least 94.50%* at maturity. Investors should be willing to forgo interest and dividend payments and, under certain circumstances, be willing to lose up to 100% of their principal. If a Knock-Out Event occurs, investors should be willing to forgo any return above a fixed return of at least 30%** at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing May 18, 2012†
  Minimum denominations of $1,000 and integral multiples thereof
  The notes are expected to price on or about May 13, 2010 and are expected to settle on or about May 18, 2010. The pricing date, for purposes of the notes, is the day we determine the Knock-Out Price and Knock-Out Rate and, accordingly, reflects the day that the terms of the notes become final.
  The terms of the notes as set forth in “Key Terms” below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 39-A-VI, supersede the terms set forth in product supplement no. 39-A-VI. For example, your return on the notes will be limited to the Knock-Out Rate of at least 30%** if, on any trading day during the Monitoring Period, the closing price of one share of the Index Fund exceeds the Knock-Out Price. You will be subject to this capped return even though the Knock-Out Price, Knock-Out Rate and the associated Monitoring Period are not described in the accompanying product supplement no. 39-A-VI. Please also refer to “Supplemental Terms of the Notes” in this term sheet for additional information.

Key Terms

Index Fund:	The iShares® MSCI Emerging Markets Index Fund (“EEM”) (the “Index Fund”)
Upside Leverage Factor:	1.35
Payment at Maturity:

If a Knock-Out Event has not occurred and the Final Share Price is greater than the Initial Share Price, you will receive a cash payment at maturity that provides you with a return per $1,000 principal amount note equal to the Fund Return multiplied by 1.35. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Fund Return x 1.35)
Assuming a Knock-Out Price equal to 170% of the Initial Share Price, the maximum return on the notes will be 94.50%.
If a Knock-Out Event has not occurred and the Final Share Price is equal to or less than the Initial Share Price by up to 10%, you will receive the principal amount of your notes at maturity.

If a Knock-Out Event has not occurred and the Final Share Price is less than the Initial Share Price by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Index Fund declines beyond 10% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x ((Fund Return + 10%) x 1.1111)]
You will lose some or all of your initial investment at maturity if a Knock-Out Event has not occurred and the Final Share Price is less than the Initial Share Price.

If a Knock-Out Event has occurred, your payment at maturity will be based on the Knock-Out Rate. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Knock-Out Rate)
Knock-Out Event:	A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the closing price of one share of the Index Fund is greater than the Knock-Out Price.
Knock-Out Price:

An Index Fund closing price equal to at least 170%* of the Initial Share Price, which is subject to adjustment. See “— Initial Share Price” and “— Share Adjustment Factor” below.

* The actual Knock-Out Price will be set on the pricing date and will not be less than 170% of the Initial Share Price. Accordingly the maximum return on the notes is equal to at least 70% x the Upside Leverage Factor of 1.35 and will be at least 94.50%.

Knock-Out Rate:	At least 30%**. **The actual Knock-Out Rate will be set on the pricing date and will not be less than 30%.
Monitoring Period:	The period from the pricing date to and including the Observation Date.
Buffer Amount:	10%
Downside Leverage Factor:	1.1111
Fund Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	The closing price of one share of the Index Fund on May 12, 2010, which was $40.70 divided by the Share Adjustment Factor
Final Share Price:	The closing price of one share of the Index Fund on the Observation Date
Share Adjustment Factor:	Set initially at 1.0 on May 12, 2010 and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity.”
Observation Date:	May 15, 2012†
Maturity Date:	May 18, 2012†
CUSIP:	48124AQT7
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-A-VI.

Investing in the Upside Knock-Out Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 39-A-VI and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

If the notes priced today and assuming a Knock-Out Price of 170% of the Initial Share Price, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $10.50 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or non-affiliated dealers of approximately $0.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which have been allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $10.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be allowed to other dealers, exceed $20.00 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-184 of the accompanying product supplement no. 39-A-VI.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

May 12, 2010

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 39-A-VI and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-A-VI dated February 22, 2010. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 39-A-VI, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 39-A-VI dated February 22, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210000670/e37841_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Supplemental Terms of the Notes

The information set forth below supplements the information contained in the accompanying product supplement no. 39-A-VI.

  CALCULATION AGENT — In addition to the determinations that will be made by the calculation agent described under “General Terms of Notes — Calculation Agent” in the accompanying product supplement no. 39-A-VI, the calculation agent will also determine the closing price of one share of the Index Fund on each trading day during the Monitoring Period for purposes of determining whether a Knock-Out Event has occurred.
  MARKET DISRUPTION EVENTS — The market disruption events described under “General Terms of Notes — Market Disruption Events” may, among other things, prevent the calculation agent from determining the closing price of one share of the Index Fund on any trading day during the Monitoring Period for purposes of determining whether a Knock-Out Event has occurred.
  DISCONTINUATION OF THE iSHARES® MSCI EMERGING MARKETS INDEX FUND — In addition to the determinations that will be made by the calculation agent in the event of a discontinuation of the Index Fund or a successor index fund described under “General Terms of Notes — Discontinuation of a Basket Fund; Alternate Calculation of Closing Price” in the accompanying product supplement no. 39-A-VI, if the Index Fund or successor index fund is de-listed, liquidated or otherwise terminated and the calculation agent determines that no successor index fund is available, then the calculation agent will, in its sole discretion, calculate the closing price of one share of the Index Fund for such trading day in the manner described under “General Terms of Notes — Discontinuation of a Basket Fund; Alternate Calculation of Closing Price” in the accompanying product supplement no. 39-A-VI. In addition, if at any time, the Underlying Index related to the Index Fund or a successor index fund is changed in a material respect, or the Index Fund or a successor index fund in any other way is modified so that it does not, in the opinion of the calculation agent, fairly represent the price of the share of the Index Fund or such successor index fund had those changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the closing price of one share of the Index Fund is to be determined, make such calculations and adjustment as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a closing price of an exchange traded fund comparable to the Index Fund (or such successor index fund) as if those changes or modifications had not been made, and calculate the closing price with reference to the Index Fund (or such successor index fund), as adjusted. The calculation agent may also determine that no adjustment is required by the modification of the method of calculation.

JPMorgan Structured Investments — Upside Knock-Out Buffered Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund	TS-1

Selected Purchase Considerations

  APPRECIATION POTENTIAL IF A KNOCK-OUT EVENT HAS NOT OCCURRED — If a Knock-Out Event has not occurred, the notes provide the opportunity to enhance equity returns by multiplying a positive Fund Return by 1.35, up to a maximum return of at least 94.50%* at maturity. The actual maximum return on the notes will be based on the Upside Leverage Factor of 1.35 and the Knock-Out Price, which will be determined on the pricing date and will not be less than 170% of the Initial Share Price. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  POTENTIAL POSITIVE RETURN EVEN IF THE FUND RETURN IS NEGATIVE — If the closing price of one share of the Index Fund on any trading day during the Monitoring Period is greater than the Knock-Out Price of at least 170%* of the Initial Share Price, a Knock-Out Event will occur and, even if the Final Share Price is less than the Initial Share Price, you will receive a fixed return at maturity equal to the Knock-Out Rate of at least 30%**.
  * The Knock-Out Price will be set on the pricing date and will not be less than 170% of the Initial Share Price.
  **The Knock-Out Rate will be set on the pricing date and will not be less than 30%.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected where the Final Share Price is less than the Initial Share Price by up to 10%. If a Knock-Out Event has not occurred and the Final Share Price is less than the Initial Share Price by more than 10%, for every 1% decline of the closing price of one share of the Index Fund beyond 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes.
  DIVERSIFICATION OF THE iSHARES® MSCI EMERGING MARKETS INDEX FUND — The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund of iShares, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets as measured by the MSCI Emerging Markets Index, which we refer to as the Underlying Index. The Underlying Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging markets countries. For additional information about the Index Fund, see the information set forth under “The iShares® MSCI Emerging Markets Index Fund” in the accompanying product supplement no. 39-A-VI.
  TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-A-VI. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, subject to the occurrence of a Knock-Out Event (as described below), it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes that, subject to the discussion of the “constructive ownership” rules in the following sentence, generate long-term capital gain or loss if held for more than one year. The notes may be treated as subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that is in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules. In addition, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the IRS could assert that a “deemed” taxable exchange has occurred on the date on which a Knock-Out Event occurs, if any. If the IRS were successful in asserting that a taxable exchange has occurred, any gain on the deemed exchange would likely be capital gain, subject to the application of the “constructive ownership” rules discussed above. In this event, aspects of the tax treatment of the notes following the Knock-Out Event would be uncertain. You should consult your tax adviser regarding the tax treatment of the notes following a Knock-Out Event.
  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, the possibility of a “deemed” taxable exchange, possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.
  The discussion in the preceding paragraphs, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

JPMorgan Structured Investments — Upside Knock-Out Buffered Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund	TS-2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund, the Underlying Index or in any of the component securities of the Index Fund or the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 39-A-VI dated February 22, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index Fund and will depend on whether a Knock-Out Event has occurred, the Knock-Out Rate if a Knock-Out Event has occurred and, if a Knock-Out Event has not occurred, whether, and the extent to which, the Fund Return is positive or negative. If a Knock-Out Event has not occurred, your investment will be exposed to loss on a leveraged basis if the Final Share Price is less than the Initial Share Price, by more than 10%. Accordingly, you could lose some or all of your initial investment at maturity.
  THE “KNOCK-OUT” FEATURE WILL LIMIT YOUR RETURN ON THE NOTES — Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Index Fund. Your ability to participate in the appreciation of the Index Fund may be limited by the Knock-Out Rate of the notes. The closing price of one share of the Index Fund will be measured on each trading day during the Monitoring Period in order to determine whether a Knock-Out Event has occurred. If a Knock-Out Event has occurred, the return on each $1,000 principal amount note will not be greater than $1,000 x the Knock-Out Rate of at least 30%**, regardless of the appreciation in the Index Fund, which may be significant. Once a Knock-Out Event has occurred, your return on the notes will not exceed the Knock-Out Rate, even if the closing price of one share of the Index Fund on any trading day during the Monitoring Period subsequently decreases below the Knock-Out Price. In addition, if a Knock-Out Event has occurred, your return on the notes at maturity may be less than the return you would have received at maturity if a Knock-Out Event had not occurred. If a Knock-Out Event has not occurred and the Final Share Price is greater than the Initial Share Price, your return on the notes would equal the Fund Return times the Upside Leverage Factor of 1.35 (subject to the embedded maximum return of at least 94.50%), which may yield a greater return on your investment than the Knock-Out Rate.
  ** The Knock-Out Rate will be set on the pricing date and will not be less than 30%.
  YOUR NOTES ARE SUBJECT TO AN EMBEDDED MAXIMUM RETURN OF 94.50% AT MATURITY — Because a Knock-Out Event will occur if the Final Share Price is greater than the Knock-Out Price of at least 170%* of the Initial Share Price, for each $1,000 principal amount note, your payment at maturity is subject to an embedded maximum return at maturity. Assuming a Knock-Out Price of 170% of the Initial Share Price and because of the Upside Leverage Factor of 1.35, the maximum return on the notes will be 94.50% and the maximum payment at maturity will be $1,945 per $1,000 principal amount note.
  * The Knock-Out Price will be set on the pricing date and will not be less than 170% of the Initial Share Price.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX FUND IS VOLATILE — The likelihood of the closing price of one share of the Index Fund on any trading day during the Monitoring Period being greater than the Knock-Out Price and thereby triggering a Knock-Out Event, will depend in large part on the volatility of the Index Fund — the frequency and magnitude of changes in the closing price of one share of the Index Fund. Over the past twelve months, the Index Fund has experienced significant volatility.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the Index Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Index Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Index Fund trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities denominated in such currencies in the Index Fund. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the net asset value of the Index Fund will be adversely affected and the payment at maturity, if any, may be reduced.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index Fund or the Underlying Index would have.

JPMorgan Structured Investments — Upside Knock-Out Buffered Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund	TS-3

  THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND — Although shares of the Index Fund are listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. The Index Fund is subject to management risk, which is the risk that investment strategy of the Index Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. Barclays Global Fund Advisors, which we refer to as BGFA, is the Index Fund’s investment adviser. For example, BGFA may select up to 10% of the Index Fund’s assets in securities not included in the Underlying Index, futures contracts, options on futures contracts, other types of options and swaps related to the Underlying Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BGFA or its affiliates. Any such action could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the notes.
  DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX — The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.
  NON-U.S. SECURITIES RISK — The equity securities that compose the Index Fund have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.
  EMERGING MARKETS RISK — The equity securities underlying the Index Fund have been issued by non-U.S. companies.  Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries.  The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates.  Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.  Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.  Any of the foregoing could adversely affect the market value of shares of the Index Fund and the notes.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED — The calculation agent will make adjustments to the adjustment factor for certain events affecting the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the closing price of one share of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index Fund;
    whether a Knock-Out Event has occurred;
    the time to maturity of the notes;
    the dividend rates on the equity securities underlying the Index Fund;
    the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory and judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which the equity securities held by the Index Fund trade and the correlation between those rates and the prices of share of the Index Fund; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Upside Knock-Out Buffered Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund	TS-4

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index Fund?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The following table and examples assume that no anti-dilution adjustment is required throughout the term of the notes. The hypothetical total returns set forth below assume an Initial Share Price of $40, a Knock-Out Price of $68 (which is equal to 170% of the assumed Initial Share Price) and a Knock-Out Rate of 30% and reflects Buffer Amount of 10%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples on the following page have been rounded for ease of analysis.

Final Share Price	Fund Return	Total Return if a Knock-Out Event Has Not Occurred (1)	Total Return if a Knock-Out Event Has Occurred (2)

$72.00	80.00%	N/A	30.00%
$68.40	71.00%	N/A	30.00%
$68.00	70.00%	94.50%	30.00%
$64.00	60.00%	81.00%	30.00%
$60.00	50.00%	67.50%	30.00%
$56.00	40.00%	54.00%	30.00%
$52.00	30.00%	40.50%	30.00%
$48.00	20.00%	27.00%	30.00%
$46.00	15.00%	20.25%	30.00%
$44.00	10.00%	13.50%	30.00%
$42.00	5.00%	6.75%	30.00%
$41.00	2.50%	3.38%	30.00%
$40.40	1.00%	1.35%	30.00%
$40.00	0.00%	0.00%	30.00%
$38.00	-5.00%	0.00%	30.00%
$36.00	-10.00%	0.00%	30.00%
$34.00	-15.00%	-5.56%	30.00%
$32.00	-20.00%	-11.11%	30.00%
$28.00	-30.00%	-22.22%	30.00%
$24.00	-40.00%	-33.33%	30.00%
$20.00	-50.00%	-44.44%	30.00%
$16.00	-60.00%	-55.56%	30.00%
$12.00	-70.00%	-66.67%	30.00%
$8.00	-80.00%	-77.78%	30.00%
$4.00	-90.00%	-88.89%	30.00%
$0.00	-100.00%	-100.00%	30.00%

(1) The closing price of one share of the Index Fund is less than or equal to 170% of the Initial Share Price on each trading day during the Monitoring Period.
(2) The closing price of one share of the Index Fund is greater than 170% of the Initial Share Price on at least one trading day during the Monitoring Period.

JPMorgan Structured Investments — Upside Knock-Out Buffered Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund	TS-5

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The closing price of one share of the Index Fund increases from the Initial Share Price of $40 to a Final Share Price of $48 and the closing price of one share of the Index Fund did not exceed the Knock-Out Price of $68 on any trading day during the Monitoring Period. Because the Final Share Price of $48 is greater than the Initial Share Price of $40 and a Knock-Out Event has not occurred, the investor receives a payment at maturity of $1,270 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 20% x 1.35) = $1,270

Example 2: The closing price of one share of the Index Fund increases from the Initial Share Price of $40 to a Final Share Price of $48 and the closing price of one share of the Index Fund exceeded the Knock-Out Price of $68 on at least one trading day during the Monitoring Period. Because a Knock-Out Event has occurred, the investor receives a fixed payment at maturity of $1,300 per $1,000 principal amount note, regardless of the Fund Return, calculated as follows:

$1,000 + ($1,000 x 30%) = $1,300

Example 3: The closing price of one share of the Index Fund decreases from the Initial Share Price of $40 to a Final Share Price of $36 and the closing price of one share of the Index Fund did not exceed the Knock-Out Price of $68 on any trading day during the Monitoring Period. Although the Fund Return is negative, because the Final Share Price of $36 is less than the Initial Share Price of $40 by not more than the Buffer Amount of 10% and a Knock-Out Event has not occurred, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 4: The closing price of one share of the Index Fund decreases from the Initial Share Price of $40 to a Final Share Price of $36 and the closing price of one share of the Index Fund exceeded the Knock-Out Price of $68 on at least one trading day during the Monitoring Period. Because a Knock-Out Event has occurred, the investor receives a fixed payment at maturity of $1,300 per $1,000 principal amount note, regardless of the Fund Return, calculated as follows:

$1,000 + ($1,000 x 30%) = $1,300

Example 5: The closing price of one share of the Index Fund increases from the Initial Share Price of $40 to a Final Share Price of $68.40 and the closing price of one share of the Index Fund did not exceed the Knock-Out Price of $68 on any trading day during the Monitoring Period prior to the Observation Date. Because a Knock-Out Event has occurred, the investor receives a fixed payment at maturity of $1,300 per $1,000 principal amount note, regardless of the Fund Return, calculated as follows:

$1,000 + ($1,000 x 30%) = $1,300

Example 6: The closing price of one share of the Index Fund decreases from the Initial Share Price of $40 to a Final Share Price of $28 and the closing price of one share of the Index Fund did not exceed the Knock-Out Price of $68 on any trading day during the Monitoring Period. Because the Fund Return is negative, the Final Share Price of $28 is less than the Initial Share Price of $40 by more than the Buffer Amount of 10% and a Knock-Out Event has not occurred, the investor receives a payment at maturity of $777.78 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-30% + 10%) x 1.1111] = $777.78

Example 7: The closing price of one share of the Index Fund decreases from the Initial Share Price of $40 to a Final Share Price of $28 and the closing price of one share of the Index Fund exceeded the Knock-Out Price of $68 on at least one trading day during the Monitoring Period. Although the Fund Return is negative and the Final Share Price of $28 is less than the Initial Share Price of $40 by more than the Buffer Amount of 10%, since a Knock-Out Event has occurred, the investor receives a fixed payment at maturity of $1,300 per $1,000 principal amount note, regardless of the Fund Return, calculated as follows:

$1,000 + ($1,000 x 30%) = $1,300

JPMorgan Structured Investments — Upside Knock-Out Buffered Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund	TS-6

Historical Information

The following graph sets forth the historical performance of the iShares® MSCI Emerging Markets Index Fund based on the weekly closing price of one share of the Index Fund from January 7, 2005 through May 7, 2010. The closing price of one share of the Index Fund on May 12, 2010 was $40.70. We obtained the closing prices of one share of the Index Fund below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices set fourth in the graph below have been adjusted for 3-for-1 stock splits that were paid on June 8, 2005 and July 24, 2008. The historical prices of one share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Index Fund on the pricing date, the Observation Date or any other trading day during the Monitoring Period. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.

JPMorgan Structured Investments — Upside Knock-Out Buffered Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund	TS-7